OMB Approval
                                                       OMB  3235-0153
                                                Expires  Nov 30, 1984

                                      Form  U-13-60
                       Mutual  and  Subsidiary  Service  Companies
                               Revised  February 7,  1980



                                     ANNUAL   REPORT


                                     FOR  THE  PERIOD



                   Beginning January 1, 1999 and Ending December 31, 1999



                                           TO  THE

                        U. S.   SECURITIES  AND  EXCHANGE  COMMISSION


                                              OF




                             Allegheny  Energy  Service  Corporation
                                (Exact Name of Reporting Company)


A             Subsidiary                            Service  Company
       ("Mutual" or "Subsidiary")

Date of Incorporation November 22, 1963.
If not Incorporated, Date of Organization                                 N/A


State or Sovereign Power under which Incorporated or Organized Maryland

                                                           10435 Downsville Pike
Location of Principal Executive Offices of Reporting Company   Hagerstown,MD
                                                                21740-1766


Name, title, and address of officer to whom correspondence concerning this report should be addressed :

                                                   10435 Downsville Pike
Thomas  J.  Kloc,    VP & Controller            Hagerstown,  MD   21740-1766

(Name)                  (Title)                         (Address)




Name of Principal Holding Company Whose Subsidiaries are served by Reporting
 Company :

                             Allegheny  Energy,  Inc.

SEC  1926   (6-82)

              INSTRUCTIONS FOR USE OF FORM U-13-60



 1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

 2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

 3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

 4. Report Format. Reports shall be submitted on the forms pre pared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ('210.3-01(b)).

6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, '210.3-01(c))

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

 9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

         LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                              SCHEDULE OR    PAGE
DESCRIPTION OF SCHEDULES AND ACCOUNTS            ACCT. NO.    NO.

COMPARATIVE BALANCE SHEET                      Schedule I     4-5
  Service Company Property                     Schedule II    6-7
  Accumulated Provision for Depreciation and
     Amortization of Service Company Property  Schedule III    8
  Investments                                  Schedule IV     9
  Accounts Receivable from Associate Companies Schedule V     10
  Fuel Stock Expenses Undistributed            Schedule VI    11
  Stores Expense Undistributed                 Schedule VII   12
  Miscellaneous Current and Accrued Assets     Schedule VIII  13
  Miscellaneous Deferred Debits                Schedule IX    14
  Research, Development, or Demonstration
     Expenditures                              Schedule X     15
  Proprietary Capital                          Schedule XI    16
  Long-Term Debt                               Schedule XII   17
  Current and Accrued Liabilities              Schedule XIII  18
  Notes to Financial Statements                Schedule XIV   19


COMPARATIVE INCOME STATEMENT                   Schedule XV    20
  Analysis of Billing - Associate Companies    Account 457    21
  Analysis of Billing - Nonassociate Companies Account 458    22
  Analysis of Charges for Service - Associate
     and Nonassociate Companies                Schedule XVI   23
  Schedule of Expense by Department or
     Service Function                        Schedule XVII 24-25
  Departmental Analysis of Salaries            Account 920    26
  Outside Services Employed                    Account 923    27
  Employee Pensions and Benefits               Account 926    28
  General Advertising Expense                  Account 930.1  29
  Miscellaneous General Expense                Account 930.2  30
  Rents                                        Account 931    31
  Taxes Other Than Income Taxes                Account 408    32
  Donations                                    Account 426.1  33
  Other Deductions                             Account 426.5  34
  Notes to Statement of Income                 Schedule XVIII 35

          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS





                                                       PAGE
DESCRIPTION OF REPORTS OR STATEMENTS                    NO.



     ORGANIZATION CHART                                 36




     METHODS OF ALLOCATION                              37




     ANNUAL STATEMENT OF COMPENSATION FOR USE
          OF CAPITAL BILLED                             38

         ANNUAL REPORT OF  Allegheny Energy Service Corporation

                SCHEDULE I - COMPARATIVE BALANCE SHEET

       Give balance sheet of the Company as of December 31 of the current and prior year.



  ACCOUNT ASSETS AND OTHER DEBITS                           AS OF DECEMBER 31
                                                             1999        1998
          SERVICE COMPANY PROPERTY

    101   Service company property (Schedule II)           6,491,732   2,713,072
    107   Construction work in progress (Schedule II)              0           0
             Total Property                                6,491,732   2,713,072

    108   Less accumulated provision for depreciation
          and amortization of service company
          property (Schedule III)                                  0     899,797
             Net Service Company Property                  6,491,732   1,813,275

          INVESTMENTS

    123   Investments in associate companies
          (Schedule IV)                                            0           0
    124   Other investments (Schedule IV)                          0      81,412
             Total Investments                                     0      81,412

          CURRENT AND ACCRUED ASSETS

    131   Cash                                                 6,458           0
    134   Special deposits                                   500,000           0
    135   Working funds                                      159,429     101,891
    136   Temporary cash investments (Schedule IV)                 0           0
    141   Notes receivable                                         0           0
    143   Accounts receivable                              1,709,171   2,556,846
    144   Accumulated provision of uncollectible
          accounts                                                 0           0
    146   Accounts receivable from associate
          companies (Schedule V)                          66,933,435  46,572,027
    152   Fuel stock expenses undistributed (Schedule VI)          0           0
    154   Materials and supplies                                   0           0
    163   Stores expense undistributed (Schedule VII)              0           0
    165   Prepayments                                      1,478,852      38,383
    174   Miscellaneous current and accrued
          assets (Schedule VIII)                                   0           0
             Total Current and Accrued Assets             70,787,345  49,269,147

          DEFERRED DEBITS

    181   Unamortized debt expense                                 0           0
    184   Clearing accounts                                        0           0
    186   Miscellaneous deferred debits (Schedule IX)     28,464,318   1,115,743
    188   Research, development, or demonstration
          expenditures (Schedule X)                                0           0
    190   Accumulated deferred income taxes               10,707,322  13,279,511
             Total Deferred Debits                        39,171,640  14,395,254

             TOTAL ASSETS AND OTHER DEBITS               116,450,717  65,559,088



            ANNUAL REPORT OF  Allegheny Energy Service Corporation

                    SCHEDULE I - COMPARATIVE BALANCE SHEET



     ACCOUNT LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31
                                                             1999        1998
             PROPRIETARY CAPITAL

       201   Common stock issued (Schedule XI)                50,000      50,000
       211   Miscellaneous paid-in capital (Schedule XI)           0           0
       215   Appropriated retained earnings (Schedule XI)          0           0
       216   Unappropriated retained earnings
             (Schedule XI)                                         0           0
                Total Proprietary Capital                     50,000      50,000

             LONG-TERM DEBT

       223   Advances from associate
             companies (Schedule XII)                              0           0
       224   Other long-term debt (Schedule XII)                   0           0
       225   Unamortized premium on long-term debt                 0           0
       226   Unamortized discount on long-term
             debt-debit                                            0
       227   Obligations under capital leases-noncurrent     258,637     152,099
                Total Long-Term Debt                         258,637     152,099

             CURRENT AND ACCRUED LIABILITIES

       231   Notes payable                                         0           0
       232   Accounts payable                             49,513,093  36,604,899
       233   Notes payable to associate
             companies (Schedule XIII)                              0          0
       234   Accounts payable to associate
             companies (Schedule XIII)                     6,710,920      53,395
       236   Taxes accrued                                   151,047   1,490,695
       237   Interest accrued                                      0           0
       238   Dividends declared                                    0           0
       241   Tax collections payable                       3,201,396   5,469,376
       242   Miscellaneous current and accrued
             liabilities (Schedule XIII)                     752,102  13,033,721
                Total Current and Accrued Liabilities     60,328,558  56,652,086

             DEFERRED CREDITS

       253   Other deferred credits                       55,813,522   8,704,903
       255   Accumulated deferred investment tax credits           0           0
                Total Deferred Credits                    55,813,522   8,704,903

       282   ACCUMULATED DEFERRED INCOME TAXES                     0           0


              TOTAL LIABILITIES AND PROPRIETARY CAPITAL  116,450,717  65,559,088



         ANNUAL REPORT OF   Allegheny Energy Service Corporation

                For the Year Ended       December 31, 1999

                  SCHEDULE II - SERVICE COMPANY PROPERTY


                         BALANCE AT             RETIRE-                  BALANCE
                          BEGINNING              MENTS      OTHER       AT CLOSE
 DESCRIPTION               OF YEAR   ADDITIONS  OR SALES   CHANGES1/     OF YEAR

SERVICE COMPANY PROPERTY

ACCOUNT

301  ORGANIZATION

303  MISCELLANEOUS
     INTANGIBLE PLANT

304  LAND AND LAND
     RIGHTS

305  STRUCTURES AND
     IMPROVEMENTS

306  LEASEHOLD
     IMPROVEMENTS          836,368             (836,368)                       0

307  EQUIPMENT2/         1,817,014    249,294  (3,739)   (1,295,837)     766,732

308  OFFICE FURNITURE
     AND EQUIPMENT          59,690              (59,690)                       0

309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT

310  AIRCRAFT AND
     AIRPORT EQUIPMENT2/         0  5,725,000         0           0    5,725,000

311  OTHER SERVICE
     COMPANY PROPERTY

       SUBTOTAL          2,713,072  5,974,294  (899,797) (1,295,837)   6,491,732

107  CONSTRUCTION WORK
     IN PROGRESS

       TOTAL             2,713,072  5,974,294  (899,797) (1,295,837)   6,491,732



      1 / PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

          All retirement amounts represent capitalized lease assets that were transferred to Potomac Edison's general ledger due to the transferring of Allegheny Eneryg,Inc.'s corporate headquarters to Hagerstown, MD.

         Amortization of capitalized leases and adjustments.

2/  SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.
    THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF
    EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE
    CLOSE OF THE YEAR:



                                                                      BALANCE
                                                                     AT CLOSE
         SUBACCOUNT DESCRIPTION                           ADDITIONS   OF YEAR

         Capitalized lease for data processing equipment    249,294    766,732
         Corporate Jet                                    5,725,000  5,725,000





                                                   TOTAL  5,974,294  6,491,732


        3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

            None.





        4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

            None.

        ANNUAL REPORT OF Allegheny Energy Service Corporation

              For the Year Ended      December 31, 1999

                              SCHEDULE III

               ACCUMULATED PROVISION FOR DEPRECIATION AND
                AMORTIZATION OF SERVICE COMPANY PROPERTY


                                           ADDITIONS                 OTHER
                              BALANCE AT    CHARGED                 CHANGES      BALANCE
                               BEGINNING      TO                      ADD       AT CLOSE
  DESCRIPTION                   OF YEAR    ACCT 403   RETIREMENT1/ (DEDUCT)      OF YEAR

  ACCOUNT

   301   ORGANIZATION

   303   MISCELLANEOUS
         INTANGIBLE
         PLANT

   304   LAND AND LAND
         RIGHTS

   305   STRUCTURES AND
         IMPROVEMENTS
   306   LEASEHOLD
         IMPROVEMENTS            836,368               (836,368)                        0

   307   EQUIPMENT                 3,979                 (3,979)                        0

   308   OFFICE
         FURNITURE
         AND FIXTURES             59,450                (59,450)                        0

   309   AUTOMOBILES,
         OTHER VEHICLES
         AND RELATED
         GARAGE EQUIP.

   310   AIRCRAFT AND
         AIRPORT
         EQUIPMENT

   311   OTHER SERVICE
         COMPANY
         PROPERTY

               TOTAL             899,797            0  (899,797)           0            0


      1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         All retirement amounts represent capitalized lease assets that were transferred to Potomac Edison's general ledger due to the transferring of Allegheny Energy, Inc's corporate headquarters to Hagerstown, MD.

         Depreciation was not amortized on the corporate jet due to the fact the Allegheny Energy Service Corporation was guaranteed a 100% return on the jet's initial purchase price to be applied to the company's new jet which was delivered in 02/00.

            ANNUAL REPORT OF Allegheny Energy Service Corporation

                 For the Year Ended  December 31, 1999

                          SCHEDULE IV - INVESTMENTS

  INSTRUCTIONS:Complete the following schedule concerning investments.

               Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments", list each investment separately.

                                              BALANCE AT BALANCE AT
  DESCRIPTION                                  BEGINNING    CLOSE
                                                OF YEAR    OF YEAR

  ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

     None.




                                                       0          0

  ACCOUNT 124 - OTHER INVESTMENTS

     West Virginia Worker's Compensation Fund     81,412          0
                                                       0          0
                                                       0          0
                                                  81,412          0



  ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

     None.



                                                       0          0

                                     TOTAL        81,412          0

            ANNUAL REPORT OF   Allegheny Energy Service Corporation

                     For the Year Ended   December 31, 1999

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


    INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                         BALANCE AT   BALANCE AT
    DESCRIPTION                                          BEGINNING      CLOSE
                                                          OF YEAR      OF YEAR

    ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
                   ASSOCIATE COMPANIES

   Allegheny Energy, Inc.                                2,118,449    1,436,280
   Monongahela Power Company                            11,695,423   24,100,143
   The Potomac Edison Company                           12,070,985   22,322,758
   West Penn Power Company                              20,125,895   21,100,787
   Allegheny Energy Supply, Inc.                                 0      465,900
   Allegheny Generating Company                             40,171       12,671
   Allegheny Pittsburgh Coal Company                         3,164       25,597
   Allegheny Ventures, Inc.                                (73,107)      98,025
   AYP Energy, Inc.                                        525,501      341,797
   Allegheny Communications Connect, Inc.                  140,282      266,987
   Allegheny Energy Solutions, Inc.                         38,906        1,859
   Allegheny Energy Units 1 & 2                                  0      160,842
   West Virginia Power & Transmission                            0        3,937
   Albright Power Station                                        0      (35,798)
   Ft. Martin Power Station                                      0   (3,272,247)
   Harrison Power Station                                        0     (138,218)
   Pleasants Power Station                                       0      157,882
   Supplemental Executive Retirement Plan                 (113,642)    (115,764)
                                             TOTAL      46,572,027   66,933,435






    ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:

                               Monongahela  The Potomac  West Penn
    DESCRIPTION                   Power       Edison       Power        TOTAL
                                 Company     Company      Company      PAYMENTS

    None






            TOTAL PAYMENTS              0           0             0            0

            ANNUAL REPORT OF   Allegheny Energy Service Corporation

                   For the Year Ended     December 31, 1999

   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

   INSTRUCTIONS:   Report the amount of labor and expenses incurred with
                   respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                   Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

   DESCRIPTION                                  LABOR    EXPENSES   TOTAL

   ACCOUNT 152 - FUEL STOCK EXPENSES
                 UNDISTRIBUTED

      None.












                                  TOTAL                0         0         0

   SUMMARY:

            ANNUAL REPORT OF           Allegheny Energy Service Corporation

                 For the Year Ended December 31, 1999

 SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

 INSTRUCTIONS:    Report the amount of labor and expenses incurred with
                  respect to stores expense during the year and indicate amount attributable to each associate company.


 DESCRIPTION                             LABOR    EXPENSES   TOTAL


 ACCOUNT 163 - STORES EXPENSE
                 UNDISTRIBUTED
    None.















                                TOTAL           0         0         0

          ANNUAL REPORT OF    Allegheny Energy Service Corporation

                For the Year Ended December 31, 1999


   SCHEDULE VIII

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS

   INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.



                                              BALANCE AT BALANCE AT
   DESCRIPTION                                 BEGINNING    CLOSE
                                                OF YEAR    OF YEAR


   ACCOUNT 174 - MISCELLANEOUS CURRENT AND
                 ACCRUED ASSETS


   None.














                                        TOTAL          0          0

          ANNUAL REPORT OF   Allegheny Energy Service Corporation

                   For the Year Ended   December 31, 1999

     SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


     INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.



                                                    BALANCE AT  BALANCE AT
      DESCRIPTION                                   BEGINNING     CLOSE
                                                     OF YEAR     OF YEAR

     ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

     Pension Prepayment                                      0  28,207,647
     Deferred Hourly wage accruals                   1,115,743     256,671















                                             TOTAL   1,115,743  28,464,318

            ANNUAL REPORT OF  Allegheny Energy Service Corporation

                   For the Year Ended   December 31, 1999


 SCHEDULE X

 RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

 INSTRUCTIONS:     Provide a description of each material research,
                   development, or demonstration project which incurred costs by the service corporation during the year.


 DESCRIPTION                                                      AMOUNT



 ACCOUNT 188 -  RESEARCH, DEVELOPMENT, OR
                  DEMONSTRATION EXPENDITURES

 None












                                                       TOTAL              0

                                                                         16
              ANNUAL REPORT OF     Allegheny Energy Service Corporation

                     For the Year Ended     December 31, 1999



    SCHEDULE XI - PROPRIETARY CAPITAL

                                                   NUMBER OF       PAR OR STATED
                                                  OF SHARES            VALUE      OUTSTANDING CLOSE OF PERIOD
    ACCOUNT NUMBER      CLASS OF STOCK            AUTHORIZED         PER SHARE     NO. OF SHARES TOTAL AMOUNT
     201              COMMON STOCK ISSUED           50,000                     10      5,000           50,000

       INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                  DESCRIPTION                                                                       AMOUNT

    ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL      None.                                                   0

    ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS     None.                                                   0

                                                                                       TOTAL

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                  BALANCE AT        NET INCOME                    BALANCE AT
                      DESCRIPTION                  BEGINNING            OR           DIVIDENDS       CLOSE
                                                    OF YEAR           (LOSS)           PAID         OF YEAR

    ACCOUNT 216 - UNAPPROPRIATED RETAINED
                  EARNINGS

      None.
                                     TOTAL                                                                   0


          ANNUAL REPORT OF    Allegheny Energy Service Corporation

                   For the Year Ended   December 31, 1999

                        SCHEDULE XII - LONG-TERM DEBT


INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                                TERMS OF OBLIG DATE                      BALANCE AT                        BALANCE
 NAME OF CREDITOR               CLASS & SERIES OF      INTEREST  AMOUNT  BEGINNING                        AT CLOSE
                                OF OBLIGATION  MATURITY RATE   AUTHORIZED OF YEAR   ADDITIONS DEDUCTIONS   OF YEAR

 ACCOUNT 223-ADVANCES FROM
               ASSOCIATE
               COMPANIES:

 None.                                                                                                            0


 ACCOUNT 224-  OTHER LONG-TERM
               DEBT:

 None.                                                                                                            0
                        TOTAL                                          0         0                    0           0


            ANNUAL REPORT OF     Allegheny Energy Service Corporation

                     For the Year Ended     December 31, 1999

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                      BALANCE AT BALANCE AT
                                 DESCRIPTION          BEGINNING     CLOSE
                                                       OF YEAR     OF YEAR

       ACCOUNT 233 -  NOTES PAYABLE TO ASSOCIATE
                      COMPANIES                                 0          0

         None.




                                               TOTAL           0          0

       ACCOUNT 234 -  ACCOUNTS PAYABLE TO ASSOCIATE
                      COMPANIES

       Allegheny Energy, Inc.                             53,395          0
       The Potomac Edison Company                              0  4,822,742
       West Penn Power Company                                 0    815,430
       Monongahela Power Company                               0  2,106,898
       AYP Energy, Inc.                                        0     78,751
       Albright Power Station                                  0   (701,376)
       Ft. Martin Power Station                                0   (179,095)
       Harrison Power Station                                  0    (80,860)
       Pleasants Power Station                                 0   (151,570)
                                               TOTAL      53,395  6,710,920

       ACCOUNT 242 -  MISCELLANEOUS CURRENT AND
                      ACCRUED LIABILITIES

       Employee benefits                              11,060,054          0
       Capital leases                                  1,660,937    507,856
       Audit Expense Liability                           312,730    321,504
       Workers Compensation Awards                             0    (77,258)
                                               TOTAL  13,033,721    752,102

       ANNUAL REPORT OF   Allegheny Energy Service Corporation

                For the Year Ended   December 31, 1999


SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:   The space below is provided for important notes regarding
                the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                None other than those specifically noted on various pages.

            ANNUAL REPORT OF   Allegheny Energy Service Corporation

                  For the Year Ended   December 31, 1999


                                   SCHEDULE XV

                               STATEMENT OF INCOME

 ACCOUNT            DESCRIPTION                      CURRENT YEAR   PRIOR YEAR

            INCOME

 457        Services rendered to associate companies  456,610,036   421,088,368
 458        Services rendered to nonassociate
            companies                                           0             0
 421        Miscellaneous income or loss                        0             0

                                       Total Income   456,610,036   421,088,368

            EXPENSE

 101-108    Utility plant expenses                    107,273,357    92,739,147
 500-557    Power production expenses                  90,212,223    89,314,560
 560-598    Transmission & Distribution expenses       51,456,590    52,159,621
 901-910    Customer accounts & services expenses      36,427,384    34,268,726
 912-913    Sales expenses                              3,457,949     4,967,982
 920        Salaries and wages                         46,748,245    44,432,598
 921        Office supplies and expenses               16,790,235    12,729,464
 922        Administrative expense transferred -
            credit                                             22           208
 923        Outside services employed                  19,442,755    14,096,552
 924        Property insurance                             10,011        19,903
 925        Injuries and damages                        2,928,353     3,169,440
 926        Employee pensions and benefits             36,807,281    33,368,616
 928        Regulatory commission expense                 290,157       154,884
 930.1      General advertising expenses                  322,295       876,993
 930.2      Miscellaneous general expenses              3,794,438     3,039,080
 931        Rents                                      20,191,937    17,871,488
 935        Maintenance of structures and
            equipment                                   4,019,030     3,939,076
 403        Depreciation and amortization expense               0             0
 408        Taxes other than income taxes              14,549,596    12,680,007
 409        Income taxes                               (1,908,699)    8,155,729
 410        Provision for deferred income taxes         8,007,695       428,620
 411        Provision for deferred income taxes -
            credit                                     (5,435,506)   (8,318,472)
 411.5      Investment tax credit                               0             0
 421        Miscellaneous income/loss                      96,600         8,080
 426.1      Donations                                     153,829       158,845
 426        Other deductions                              677,994       653,198
 427        Interest on long-term debt                          0             0
 431        Other interest expense                        296,265       174,023


                                       Total Expense  456,610,036   421,088,368

                                Net Income or (Loss)            0             0

             ANNUAL REPORT OF  Allegheny  Energy Service Corporation

                     For the Year Ended      December 31, 1999


 ANALYSIS OF BILLING

 ASSOCIATE COMPANIES
 ACCOUNT 457


                                  DIRECT       INDIRECT   COMPENSATION     TOTAL
 NAME OF ASSOCIATE COMPANY         COSTS         COSTS       FOR USE       AMOUNT
                                  CHARGED       CHARGED    OF CAPITAL      BILLED

                                   457-1         457-2        457-3

 Monongahela Power Company       115,260,595            0            0   115,260,595
 Allegheny Energy Supply Compan   12,380,513            0            0    12,380,513
 The Potomac Edison Company      114,176,726            0            0   114,176,726
 West Penn Power Company         198,672,857            0            0   198,672,857
 West Virginia Power & Trans. C       31,833            0            0        31,833
 Allegheny Energy Units 1&2          613,929            0            0       613,929
 Allegheny Energy, Inc.            7,029,111            0            0     7,029,111
 Allegheny Energy Solutions, In      334,531            0            0       334,531
 Allegheny Ventures, Inc.          2,195,618            0            0     2,195,618
 Allegheny Comm. Connect, Inc.     2,028,483            0            0     2,028,483
 AYP Energy, Inc.                  3,447,595            0            0     3,447,595
 Allegheny Generating Company        345,124            0            0       345,124
 Allegheny Pittsburgh Coal Co.        93,121            0            0        93,121







                      TOTAL      456,610,036            0            0   456,610,036



 Note: Items that were shown as indirect costs in previous years have now been allocated directly.

                       ANNUAL REPORT OF   Allegheny Energy Service Corporation

                             For the Year Ended   December 31, 1999


                                           ANALYSIS OF BILLING

                                          NONASSOCIATE COMPANIES
                                               ACCOUNT 458


                                DIRECT     INDIRECT   COMPENSATION                EXCESS      TOTAL
NAME OF NONASSOCIATE COMPANY    COST       COST       FOR USE          TOTAL        OR       AMOUNT
                                CHARGED   CHARGED     OF CAPITAL       COST     DEFICIENCY    BILLED

                                458-1      458-2       458-3                       458-4

   None.









                       TOTAL


INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

                                                                            23
            ANNUAL REPORT OF     Allegheny Energy Service Corporation

                      For the Year Ended      December 31, 1999

                                     SCHEDULE XVI

                           ANALYSIS OF CHARGES FOR SERVICE
                         ASSOCIATE AND NONASSOCIATE COMPANIES




                                                   ASSOCIATE                 NONASSOCIATE                 TOTAL CHARGES
                                                COMPANY CHARGES              COMPANY CHARGES               FOR SERVICE
                                          DIRECT   INDIRECT               DIRECT INDIRECT          DIRECT   INDIRECT
        DESCRIPTION OF ITEMS               COST      COST      TOTAL       COST    COST    TOTAL    COST      COST        TOTAL
101-108 UTILITY PLANT EXPENSES          107,273,357     -    107,273,357    -          -    -    107,273,357   -     107,273,357
500-557 POWER PRODUCTION EXPENSES        90,212,223     -     90,212,223    -          -    -     90,212,223   -      90,212,223
560-598 TRANSMISSION & DISTRIBUTION EXP  51,456,590     -     51,456,590    -          -    -     51,456,590   -      51,456,590
901-910 CUSTOMER ACCOUNT & SERVICES EXP  36,427,384     -     36,427,384    -          -    -     36,427,384   -      36,427,384
912-913 SALES EXPENSES                    3,457,949     -      3,457,949    -          -    -      3,457,949   -       3,457,949
920     SALARIES AND WAGES               46,748,245     -     46,748,245    -          -    -     46,748,245   -      46,748,245
921     OFFICE SUPPLIES AND EXPENSES     16,790,235     -     16,790,235    -          -    -     16,790,235   -      16,790,235
922     ADMINISTRATIVE EXPENSES
        TRANSFERRED - CREDIT                     22     -             22    -          -    -             22   -              22
923     OUTSIDE SERVICES EMPLOYED        19,442,755     -     19,442,755    -          -    -     19,442,755   -      19,442,755
924     PROPERTY INSURANCE                   10,011     -         10,011    -          -    -         10,011   -          10,011
925     INJURIES AND DAMAGES              2,928,353     -      2,928,353    -          -    -      2,928,353   -       2,928,353
926     EMPLOYEE PENSIONS AND
         BENEFITS                        36,807,281     -     36,807,281    -          -    -     36,807,281   -      36,807,281
928     REGULATORY COMMISSION EXPENSE       290,157     -        290,157    -          -    -        290,157   -         290,157
930.1   GENERAL ADVERTISING EXPENSES        322,295     -        322,295    -          -    -        322,295   -         322,295
930.2   MISCELLANEOUS GENERAL EXPENSES    3,794,438     -      3,794,438    -          -    -      3,794,438   -       3,794,438
931     RENTS                            20,191,937     -     20,191,937    -          -    -     20,191,937   -      20,191,937
935     MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                         4,019,030     -      4,019,030    -          -    -      4,019,030   -       4,019,030
403     DEPRECIATION AND AMORTIZATION
        EXPENSE                                 -       -            -      -          -    -            -     -             -
408     TAXES OTHER THAN INCOME TAXES    14,549,596           14,549,596                          14,549,596   -      14,549,596
409     INCOME TAXES                     (1,908,699)    -     (1,908,699)   -          -    -     (1,908,699)  -      (1,908,699)
410     PROVISION FOR DEFERRED INCOME
        TAXES                             8,007,695     -      8,007,695    -          -    -      8,007,695   -       8,007,695
411     PROVISION FOR DEFERRED INCOME
        TAXES - CREDIT                   (5,435,506)    -     (5,435,506)   -          -    -     (5,435,506)  -      (5,435,506)
411.5   INVESTMENT TAX CREDIT                   -       -            -      -          -    -            -     -             -
421     MISCELLANEOUS INCOME/LOSS            96,600     -         96,600    -          -    -         96,600   -          96,600
426.1   DONATIONS                           153,829     -        153,829    -          -    -        153,829   -         153,829
426     OTHER DEDUCTIONS                    677,994     -        677,994    -          -    -        677,994   -         677,994
427     INTEREST ON LONG-TERM DEBT              -       -            -      -          -    -            -     -             -
431     OTHER INTEREST EXPENSE              296,265     -        296,265    -          -    -        296,265   -         296,265
                                                        -                   -          -    -                  -
INSTRUCTION:  Total cost of service                     -                   -          -    -                  -
will equal for associate and                            -                   -          -    -                  -
nonassociate companies the total                        -                   -          -    -                  -
amount billed under their separate
analysis of billing schedules.
              TOTAL EXPENSES            456,610,036     -    456,610,036    -          -    -    456,610,036   -     456,610,036
  COMPENSATION FOR USE OF EQUITY CAPITA         -       -            -      -          -    -            -     -             -
430 INTEREST ON DEBT TO ASSOC COS.              -       -            -      -          -    -            -     -             -
              TOTAL COST OF SERVICE     456,610,036     -    456,610,036    -          -    -    456,610,036   -     456,610,036



Note: Items that were shown as indirect costs in previous years have now been charged directly.

                           SCHEDULE XVII

                  SCHEDULE OF EXPENSE DISTRIBUTION
                                BY
                  DEPARTMENT OR SERVICE FUNCTION



                                                                                    DEPARTMENT OR SERVICE FUNCTION

                                                                            GENERATION             DELIVERY                 ENERGY
                                      TOTAL                                 BUSINESS     POWER     BUSINESS   PLANNING &    SUPPLY
         DESCRIPTION OF ITEMS        AMOUNT        OVERHEAD     EXECUTIVE     UNIT     STATIONS      UNIT     COMPLIANCE   DIVISION
101-108  UTILITY PLANT EXPENSES    107,273,357       94,623      (16,667) 2,312,915   11,827,363  83,920,350    (2,559)     475,515
500-557  POWER PRODUCTION EXPENSES  90,212,223    3,096,422      343,859  1,707,416   76,739,232   5,479,766   807,150    1,932,604
560-598  TRANS & DISTR EXPENSES     51,456,590     (109,137)      30,989     18,104      545,819  49,066,099   538,709        3,247
901-910  CUSTOMER ACCTS & SVCS
         EXPENSES                   36,427,384           39        2,381     14,875        6,076  33,591,488  (176,085)     278,973
912-913  SALES EXPENSES              3,457,949            -            -     20,106       15,108   2,224,451    (1,069)   1,171,309
920      SALARIES AND WAGES         46,748,245    1,428,413    3,840,671  3,272,540      573,936   9,268,076   580,399    2,103,670
921      OFFICE SUPPLIES AND
         EXPENSES                   16,790,235      (95,212)     514,295  1,096,534      266,285   4,942,604   251,539      531,185
922      ADMINISTRATIVE EXPENSES
         TRANSFERRED - CREDIT               22            -            -          -            -          22         -            -
923      OUTSIDE SERVICES EMPLOYED  19,442,755       32,919    5,785,329    676,442      592,774   2,253,707   117,694      410,795
924      PROPERTY INSURANCE             10,011            -        8,753        645          598           -         -            -
925      INJURIES AND DAMAGES        2,928,353      361,987          274        863        1,700     984,196         -        1,511
926      EMPLOYEE PENSIONS AND
         BENEFITS                   36,807,281  (37,904,680)   1,048,787    899,602   11,583,778  16,107,273   140,981      781,344
928      REGULATORY COMMISSION
         EXPENSE                       290,157            -       17,511      2,114            -       1,657         -       69,576
930.1    GENERAL ADVTSNG EXPENSE       322,295            -            -          -            -     309,605         -            -
930.2    MISC GENERAL EXPENSE        3,794,438      679,887      208,863     11,675      121,765     683,295   147,810        9,034
931      RENTS                      20,191,937   14,851,550       84,887    616,789       65,100   3,393,486    28,947          147
935      MAINTENANCE OF STRUCTURES
         AND EQUIPMENT               4,019,030            -        7,341    266,147       44,433   3,631,266     1,108       15,437
403      DEPRECIATION AND
         AMORTIZATION EXPENSE                -              -            -        -            -           -         -            -
408      TAXES OTHER THAN
         INCOME TAXES               14,549,596      682,509      268,240    389,387    5,650,716   5,293,415    49,710      355,190
409      INCOME TAXES               (1,908,699)  (1,908,699)           -          -            -           -         -            -
410      PROVISION FOR DEFERRED
         INCOME TAXES                8,007,695    8,007,695            -          -            -           -         -            -
411      PROVISION FOR DEFERRED
         INCOME TAXES - CREDIT      (5,435,506)  (5,435,506)           -          -            -           -         -            -
411.5    INVESTMENT TAX CREDIT               -              -            -        -            -           -         -            -
421      MISCELLANEOUS INCOME/LOSS      96,600       54,407      (35,341)     4,727        1,568      26,937         -      (11,567)
426.1    DONATIONS                     153,829            -          416          -           68         262   148,259            -
426      OTHER DEDUCTIONS              677,994        2,007      617,988      1,019           29       8,410       958            -
427      INTEREST ON LONG-TERM
         DEBT                                -              -            -        -            -           -         -            -
430      INTEREST ON DEBT TO
         ASSOCIATE COMPANIES                 -              -            -        -            -           -         -            -
431      OTHER INTEREST EXPENSE        296,265      101,499            -          -            -           -         -            -
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
                   TOTAL EXPENSES  456,610,036  (16,059,277)  12,728,576 11,311,900  108,036,348 221,186,365 2,633,551    8,127,970

Note: Overhead amounts include adjustments and clearing that were not done at the department level.

















                                                                          25



       ANNUAL REPORT OF           Allegheny Energy Service Corporation

          For the Year Ended                      December 31, 1999

                                SCHEDULE XVII

                      SCHEDULE OF EXPENSE DISTRIBUTION
                                     BY
                       DEPARTMENT OR SERVICE FUNCTION





                                                                       DEPARTMENT OR SERVICE FUNCTION


                                           AUDIT                  CORPORATE      CORPORATE      FINANCIAL      HUMAN    INFORMATION
          DESCRIPTION OF ITEMS           SERVICES   CONTROLLER  COMMUNICATIONS    AFFAIRS         MGMT.      RESOURCES    SERVICES
101-120   UTILITY PLANT EXPENSES            25,095   2,607,493         39,088           600       204,452     2,903,118    872,795
500-557   POWER PRODUCTION EXPENSES         36,487      28,772             81        24,054        12,030       (80,319)     1,389
560-598   TRANS & DISTR EXPENSES                65      12,486          9,586         1,483           -       1,254,132      1,694
901-910   CUSTOMER ACCTS & SVCS EXPENSES        13       1,524        653,543           -           3,833       874,795     28,179
912-913   SALES EXPENSES                       -           -            2,407           -           1,313      (110,860)       -
920       SALARIES AND WAGES             1,221,158   6,263,949        601,965       131,705       852,064     8,150,940     63,429
921       OFFICE SUPPLIES AND EXPENSES     125,661   3,530,418        404,485        13,008       114,659       545,029  1,606,861
922       ADMINISTRATIVE EXPENSES
          TRANSFERRED - CREDIT                 -           -              -             -             -             -          -
923       OUTSIDE SERVICES EMPLOYED        703,313   1,288,351        112,534         2,965        64,562       341,474  1,896,547
924       PROPERTY INSURANCE                   -           -              -             -             -             -          -
925       INJURIES AND DAMAGES                 -           265            175           -           1,898       470,093        -
926       EMPLOYEE PENSIONS AND BENEFITS   168,201     962,918        256,676        30,215       135,054    40,169,117     84,233
928       REGULATORY COMMISSION EXPENSE        -         4,599            -             -             -             -          -
930.1     GENERAL ADVERTISING EXPENSE          -           591         11,308           -             -             -          -
930.2     MISCELLANEOUS GENERAL EXPENSE        -        33,441        690,394           (63)       12,114           201     10,155
931       RENTS                             48,211     283,127         63,377         3,236        36,053       175,489      3,133
935       MAINTENANCE OF STRUCTURES AND
          EQUIPMENT                          1,313      11,523          4,773           125         1,514         6,244      4,946
403       DEPRECIATION AND AMORTIZATION
          EXPENSE                              -           -              -             -             -             -         -
408       TAXES OTHER THAN INCOME TAXES     81,833     464,678         66,879         9,863        62,709       212,148        289
409       INCOME TAXES                         -           -              -             -             -             -         -
410       PROVISION FOR DEFERRED INCOME
          TAXES                                -           -              -             -             -             -         -
411       PROVISION FOR DEFERRED INCOME
          TAXES - CREDIT                       -           -              -             -             -             -         -
411.5     INVESTMENT TAX CREDIT                -           -              -             -             -             -         -
421       MISCELLANEOUS INCOME/LOSS            -           -              -             -             -             -         -
426.1     DONATIONS                            -           -              650           -             -             -        4,174
426       OTHER DEDUCTIONS                     -         2,180            467        24,681           -             -         -
427       INTEREST ON LONG-TERM DEBT           -           -              -             -             -             -         -
430       INTEREST ON DEBT TO ASSOCIATE
          COMPANIES                            -           -              -             -             -             -         -
431       OTHER INTEREST EXPENSE               -           -              -             -             -         194,766       -
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
                        TOTAL EXPENSES  2,411,350  15,496,315     2,918,388       241,872      1,502,255  	 55,106,367  4,577,824




Note: Overhead amounts include adjustments and clearing that were not done at the department level.

                                                                       25A
       ANNUAL REPORT OF           Allegheny Energy Service Corporation

           For the Year Ended                    December 31, 1999

                                 SCHEDULE XVII

                       SCHEDULE OF EXPENSE DISTRIBUTION
                                      BY
                        DEPARTMENT OR SERVICE FUNCTION




                                                                DEPARTMENT OR SERVICE FUNCTION
                                                                                            TREASURY                       OTHER
                                                                REGULATION                 SERVICES &                    (MERGER &
                                                                   AND         SYSTEM         RISK        (Unregulated)    CORPORATE
          DESCRIPTION OF ITEMS            LEGAL    PROCURMENT     RATES       SECURITY        MGMT       AYP CAPITAL  RESTRUCTURING)
101-120   UTILITY PLANT EXPENSES           46,967     145,613      447,435       12,659       163,654      1,192,848        -
500-557   POWER PRODUCTION EXPENSES        82,203       5,120            9          -          (7,292)         3,240        -
560-598   TRANS & DISTR EXPENSES           30,522       1,177       25,336       11,067         2,241         12,971        -
901-910   CUSTOMER ACCTS & SVCS EXPENSES   19,651         -         22,487        3,411     1,042,477         59,724        -
912-913   SALES EXPENSES                    2,901         -            -            -           2,294        129,989        -
920       SALARIES AND WAGES            2,519,690     309,151    2,208,474    1,244,153     1,140,174        973,688        -
921       OFFICE SUPPLIES AND EXPENSES    472,236     596,554      727,849      289,154       660,358        196,733        -
922       ADMINISTRATIVE EXPENSES
          TRANSFERRED - CREDIT                -           -            -            -             -              -          -
923       OUTSIDE SERVICES EMPLOYED     3,648,265      79,968      248,314        6,850       438,619        741,333        -
924       PROPERTY INSURANCE                  -           -            -            -             -               15        -
925       INJURIES AND DAMAGES            946,883         835          -            271       150,815          6,587        -
926       EMPLOYEE PENSIONS AND BENEFITS  610,251      51,282      415,536      205,162       441,762        619,789        -
928       REGULATORY COMMISSION EXPENSE    24,739         -        169,961          -             -              -          -
930.1     GENERAL ADVERTISING EXPENSE         -           -            -            -             -              791        -
930.2     MISCELLANEOUS GENERAL EXPENSE   279,311      49,208      286,215          968       504,964         65,201        -
931       RENTS                           143,923      66,758      120,013       37,315        54,963        115,433        -
935       MAINTENANCE OF STRUCTURES AND
          EQUIPMENT                         5,086       3,663        8,155        4,094         3,060         (1,198)       -
403       DEPRECIATION AND AMORTIZATION
          EXPENSE                             -           -            -            -             -              -          -
408       TAXES OTHER THAN INCOME TAXES   256,798      22,515      194,915       93,426       179,337        215,039        -
409       INCOME TAXES                        -           -            -            -             -              -          -
410       PROVISION FOR DEFERRED INCOME
          TAXES                               -           -            -            -             -              -          -
411       PROVISION FOR DEFERRED INCOME
          TAXES - CREDIT                      -           -            -            -             -              -          -
411.5     INVESTMENT TAX CREDIT               -           -            -            -             -              -          -
421       MISCELLANEOUS INCOME/LOSS        55,488         -            -            -             381            -          -
426.1     DONATIONS                           -           -            -            -             -              -          -
426       OTHER DEDUCTIONS                 19,807         -            213          -             223             12        -
427       INTEREST ON LONG-TERM DEBT          -           -            -            -             -              -          -
430       INTEREST ON DEBT TO ASSOCIATE
          COMPANIES                           -           -            -            -             -              -          -
431       OTHER INTEREST EXPENSE              -           -            -            -             -              -          -
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
                        TOTAL EXPENSES 9,164,721   1,331,844     4,874,912    1,908,530      4,778,030     4,332,195        -




Note: Overhead amounts include adjustments and clearing that were not done at the department level.

        ANNUAL REPORT OF         Allegheny Energy Service Corporation

              For the Year Ended           December 31, 1999

                    DEPARTMENTAL ANALYSIS OF SALARIES
                               ACCOUNT 920




                                                 DEPARTMENTAL SALARY EXPENSE         NUMBER
NAME OF DEPARTMENT                               INCLUDED IN AMOUNTS BILLED TO      PERSONNEL
Indicate each dept.                    TOTAL       PARENT      OTHER         NON      END OF
or service function.                  AMOUNT      COMPANY    ASSOCIATES  ASSOCIATES    YEAR

Corporate:
Executive                                894,401    46,600       847,801                    4
Administration                           256,261       215       256,046                    2
Delivery                                 349,480     8,489       340,991                    2
Supply                                   324,149        34       324,115                    2
External Affairs                       1,707,332       310     1,707,022                   21
Finance                                  590,709   190,021       400,688                    6
Controller                               187,806     1,933       185,873                    2
Legal and Corp. Secretary                769,426    30,486       738,940                   11

Generating Business Unit               5,370,149        53     5,370,096                  161
Power Stations                        80,358,538         0    80,358,538                1,227
Energy Supply Division                 4,711,595         0     4,711,595                   84
Delivery Business Unit               148,643,603   489,535   148,154,068                2,978
Allegheny Ventures, Inc.
 (Unregulated)                         1,993,490     8,322     1,985,168                   19
Support Business Units:
  Audit Services                       1,064,696       809     1,063,887                   21
  Controller                           5,509,287    35,579     5,473,708                  136
  Corporate Communications               876,749    17,703       859,046                   18
  Corporate Affairs                            0         0             0                    0
  Financial Mgmt.                        909,611       237       909,374                   18
  Human Resources                      3,041,962       635     3,041,327                   53
  Information Services                 7,795,120         0     7,795,120                  119
  Legal                                2,887,409    19,228     2,868,181                   44
  Plan. & Compliance                     644,021         0       644,021                   13
  Procurement                          1,550,752         0     1,550,752                   30
  Regulation & Rates                   2,670,962        79     2,670,883                   49
  System Security                      1,217,285         0     1,217,285                   26
  Treasury Svcs, Electronic
      Commerce & Risk Mgmt.            2,029,695   104,700     1,924,995                   47



                        TOTAL        276,354,488   954,968   275,399,520                5,093



  In 1997 virtually all employees of associated companies were transferred to Allegheny Power Service Corporation. These amounts include total salaries rather than just Account 920 amounts. These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can not be identified in total with any particular line on Schedule XV, but are distributed among various lines.

                                                                         27
    ANNUAL REPORT OF   Allegheny Energy Service Corporation

         For the Year Ended         December 31, 1999

                   OUTSIDE SERVICES EMPLOYED
                          ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
              If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                                    AMOUNT

Data Processing Service:

  Compuware Corp.                                                    3,533,566
  IBM Corp.                                                          2,005,613
  Alstom ESCA                                                        1,196,366
  People Trac, Inc.                                                    707,014
  Inacom Information Systems                                           807,273
  Corporate Software                                                   416,416
  Inpower, Inc.                                                        388,504
  RAD Consulting, Inc.                                                 279,428
  Comdisco, Inc.                                                       241,621
  Hyperion Solutions                                                   234,429
  Candle Corporation                                                   234,272
  Sarcom, Inc.                                                         180,282
  Lodestar Corporation                                                 175,265
  Mosaix                                                               169,622
  Primavera Systems, Inc.                                              164,565
  Computer Assoc. International                                        145,264
  Utilities International                                              138,024
  Informatica Corporation                                              119,653
  Sterling Software                                                    112,068
  Aspen Consulting, Inc.                                               111,163
  American Management Systems                                          106,848

                                                                     1,523,779
  Miscellaneous - 118 vendors(Listed below are
                  misc. vendors over $10,000)
    Enterprise Group, Ltd.                                  99,851
    U.S. Bank                                               66,717
    SAS Institute Inc.                                      59,710
    Corporate Software & Technology                         59,643
    BMC Software Distribution                               58,612
    Cincom                                                  58,027
    Digital Inspections                                     51,933
    Microsoft Services                                      48,200
    Professional Service                                    47,820
    Scientech, Inc.                                         45,436
    American Software, Inc.                                 45,000
    The Simplex Group                                       42,400
    Oracle Corporation                                      42,014
    BA Credit Corporation                                   41,277
    Remedy Corporation                                      38,103
    Allen Systems Group, Inc.                               34,886
    EDI Business Group, Inc.                                32,733
    Hobbs Group-Master                                      30,075
    Jetform Corporation                                     27,962
    Vantage Source, LLP                                     27,834
    First Bank-VISA                                         23,938
    RLW Analytics, Inc.                                     23,725
    Powertech Labs, Inc.                                    22,135
    ABB Power T&D Company, Inc.                             20,956
    Powertran Systems Limited                               20,862
    M&I Data Services                                       19,696
    Intergraph Corporation                                  18,901
    Netrex, Inc.                                            18,710
    Primavera Systems, Inc.                                 18,285
    Delorme                                                 17,225
    Bentley Systems, Inc.                                   15,844
    Levi Ray & Shoup, Inc.                                  15,236



                                                                         27
    ANNUAL REPORT OF   Allegheny Energy Service Corporation

    For the Year Ended         December 31, 1999

                   OUTSIDE SERVICES EMPLOYED
                          ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
              If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                         AMOUNT




    Fraternal Services Company                              13,992
    Future Scope, Inc.                                      13,785
    Merant, Inc.                                            13,261
    PSG/Sarcom                                              12,110
    CIMS Lab, Inc.                                          10,688
    Freshwater Software, Inc.                               10,559
    Hummingbird Communications                              10,352
    Cizer Software Corporation                              10,200
    Teams, Inc.                                             10,070
    Miscellaneous-77 vendors under $10,000                 225,015

                                                         1,523,779
    Total Data Processing Service                                     12,991,035

Engineering Service:
  Orbital Engineering, Inc.                                            1,182,418
  Cintar, Inc.                                                           573,179
  Dravo Lime Co.                                                         500,000
  Raytheon Engineers                                                     277,598
  MK Engineering, Inc.                                                   130,468

  Miscellaneous - 23 vendors(Listed below are
                  misc. vendors over $10,000)                            372,722
    Gai Consultants, Inc.                                   59,137
    Badger Technology, Inc.                                 53,230
    SE Technologies, Inc.                                   46,972
    Kubba Consultants, Inc.                                 37,394
    PHB Hagler Bailly Inc.                                  37,173
    Pasek Project Management                                34,373
    Information Systems Serv                                23,326
    Black & Veatch                                          18,060
    Hunton & Williams                                       12,600
    General Physics Corporation                             12,000
    Miscellaneous-13 vendors under $10,000                  38,458

                                                           372,722

    Total Engineering Service                                          3,036,385

Legal Service:
  Sullivan & Cromwell                                                  4,232,453
  Analysis Group/Economics                                               860,434
  Verner-Liipfert                                                        515,133
  Winston & Strawn                                                       405,737
  Babst Calland Clements                                                 393,554
  Kirkpatrick & Lockhart                                                 280,037
  Carter Ledyard & Milburn                                               272,549
  Murphy & Shaffer                                                       290,376
  Cravath Swaine & Moore                                                 559,292
  Robinson & McElwee LLP                                                 249,827
  Zevnik Horton Guibord                                                  235,109
  Jackson & Kelly PLLC                                                   288,403
  Ballard Spahr Andrews                                                  164,459
  PricewaterhouseCoopers                                                 116,241
  Schnader Harrison                                                      113,749
  PHB Hagler Bailly Inc.                                                 108,932



                                                                         27
    ANNUAL REPORT OF   Allegheny Energy Service Corporation

    For the Year Ended         December 31, 1999

                   OUTSIDE SERVICES EMPLOYED
                          ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
              If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                         AMOUNT


  Miscellaneous -115 vendors(Listed below are misc.
                 vendors over $10,000)                                 1,055,950
    Jones Day Reavis & Pogue                                91,664
    Keller & Heckman LLP                                    80,637
    John G. Graham                                          62,164
    Reed Smith Shaw                                         49,652
    Eckert Seamans Cherin & Mallot                          42,386
    J. Christopher Lagow                                    41,974
    Thorp Reed & Armstrong                                  38,917
    Babst Calland Clements                                  38,417
    Ryan McGinn Samples                                     37,743
    Robert Hughes Associates                                32,807
    William A. Badger                                       28,520
    Tegarden & Associates                                   27,504
    Hunton & Williams                                       27,500
    The Brattle Group                                       24,561
    Carter Ledyard & Milburn                                22,691
    Peyton Paul Phillips ESQ                                22,679
    PricewaterhouseCoopers                                  21,045
    Brody & Assoc                                           20,962
    National Economic Resource Assoc                        18,923
    Jack's Creek/Sitkin Smel                                17,907
    Lippes Silverstein                                      17,907
    Alstom ESCA                                             17,000
    Thorp Reed & Armstrong                                  14,193
    Phillips & Faldowski PC                                 13,924
    Zevnik Horton Guibor                                    12,041
    Reed Smith Shaw & McClay                                11,823
    Winthrop Stimson Putnam                                 11,370
    Legal Network Ltd.                                      11,132
    Advantis                                                10,992
    Miscellaneous- 86 vendors under $10,000                186,914

                                                         1,055,950

    Total Legal Service                                               10,142,236

Medical Service:
  Miscellaneous - 129 vendors (Listed below are misc.
                  vendors over $10,000)                                  326,330
    Spectrum Medical Ser                                    99,763
    Aestique Executive Health                               37,642
    Professional Health Services                            34,834
    Ergonomic & Safety Services                             19,809
    Novaeon, Inc.                                           16,912
    Healthsouth Mountainview                                16,560
    Angelo DeMezza MD                                       12,000
    Miscellaneous - 122 vendors under $10,000               88,810

                                                           326,330

    Total Medical Service                                                326,330

Temporary Manpower:
  Parsons Energy & Chemical                                            1,465,265
  Manpower, Inc.                                                         167,629

  Miscellaneous -14 vendors(Listed below are
                 misc. vendors over $10,000)                             136,658



                                                                         27
    ANNUAL REPORT OF   Allegheny Energy Service Corporation

    For the Year Ended         December 31, 1999

                   OUTSIDE SERVICES EMPLOYED
                          ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
              If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                         AMOUNT


    Kelly Services, Inc.                                    30,134
    Orbital Engineering, Inc.                               29,278
    Powerline Systems, Inc.                                 23,160
    Manpower                                                19,583
    Technical Solutions, Inc.                               15,047
    Miscellaneous - 9 vendors under $10,000                 19,456

                                                           136,658

    Total Temporary Manpower                                           1,769,552

Credit and Collections:
  Payco American Corp.                                                   645,823

  Miscellaneous - 9 vendors (Listed below are
                  misc. vendors over $10,000)                             75,874
    Interactive Performance                                 60,384
    Miscellaneous - 8 vendors under $10,000                 15,490

                                                            75,874

    Total Credit and Collections                                         721,697
Auditing:
  PricewaterhouseCoopers                                                 993,358

  Miscellaneous -  5 vendors(Listed below are
                   misc. vendors over $10,000)                            54,487
    Modis Solutions                                         52,198
    Miscellaneous - 4 vendors under $10,000                  2,289

                                                            54,487

    Total Auditing                                                     1,047,845

Other Service:
  Ciber                                                                1,371,958
  Hallmark Tassone, Inc.                                               1,261,664
  Rapidigm                                                             1,101,325
  Source Services Corporation                                            982,459
  Enterprise Group, Ltd.                                                 903,292
  EPRI                                                                   847,933
  ChaseMellon Shareholder Services                                       646,221
  Cotelligent                                                            626,480
  AC Coy, Co.                                                            536,138
  Lucent Technologies                                                    525,308
  Einhorn Design                                                         512,085
  Dollar Energy Fund, Inc.                                               456,062
  Xerox Connect, Inc.                                                    417,713
  People3 Inc.                                                           363,709
  Tek Systems                                                            294,419
  L.J. Associates, Inc.                                                  292,223
  Business Records Man                                                   226,926
  Phoenix Solutions, Inc.                                                223,594
  Cambridge Energy Research                                              215,791
  CRS, Inc.                                                              210,214
  Affiliated Computer Services                                           366,172
  GSI Energy Marketing Ltd.                                              193,209
  Modis Solutions                                                        191,885



                                                                         27
    ANNUAL REPORT OF   Allegheny Energy Service Corporation

    For the Year Ended         December 31, 1999

                   OUTSIDE SERVICES EMPLOYED
                          ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
              If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                                      AMOUNT


  MK Consulting Services, Inc.                                           351,112
  Utilities International                                                172,814
  SEI Inc.                                                               170,765
  Management Consulting                                                  156,424
  Electric Power Research                                                146,000
  Aspen Consulting, Inc.                                                 127,308
  Knepper Press Corporation                                              125,431
  Crow Consulting                                                        123,739
  Vista Information Technology                                           118,363
  Cinergy Corporation                                                    111,442
  EDI Business Group, Inc.                                               107,439
  Ogilvy Public Relations                                                106,807
  Sarcom, Inc.                                                           106,496
  Levitan & Associates                                                   105,651
  Electrotek Concepts, Inc.                                              102,654

  Miscellaneous - 385 vendors(Listed below are
                  misc. vendors over $10,000)                          5,241,525
    Cambridge Technology PAR                                98,600
    Cinergy Supply Network                                  98,411
    Heidrick & Struggles, Inc.                              97,210
    Advance Security, Inc.                                  96,152
    Standard and Poor's                                     95,435
    Allin Communications                                   156,864
    Telcordia Technologies                                  91,000
    ICF Consulting                                          90,000
    Softmart                                                89,394
    ADP Investor Communication                              87,191
    Towers Perrin, Inc.                                     84,571
    Deloitte & Touche LLP                                   83,090
    Whittman Hart, Inc.                                     81,360
    Aus Consultants, Inc.                                   77,364
    Seminars By Sam Deep                                    72,163
    Environmental Systems Co.                               70,435
    New York Stock Exchange                                 67,580
    Management Consulting                                   67,203
    Navigant Consulting, Inc.                               65,000
    Meta Group, Inc.                                        64,590
    Colorforms                                              63,296
    Verner-Liipfert                                         61,793
    Lan Tek Computer Service                                61,281
    En-Net Service LLC                                      60,128
    Xerox Connect                                           59,771
    Lehigh University                                       56,805
    Air Monitor Corporation                                 56,770
    Sedgwick of PA, Inc.                                    55,500
    Candle Corp.                                            55,080
    Economists, Inc.                                        54,324
    Executrain Corp.                                        53,505
    KMET Enterprises, Inc.                                  53,462
    Genosys Technology Management                           87,244
    Merrill Corporate                                       52,284
    General Office Petty Cash Fund                          50,802
    Test, Inc.                                              48,083
    Businesswire                                            47,503
    PNC Bank, N.A.                                          47,495
    Chas M. Henry Printing Company                          46,934



                                                                         27
    ANNUAL REPORT OF   Allegheny Energy Service Corporation

    For the Year Ended         December 31, 1999

                   OUTSIDE SERVICES EMPLOYED
                          ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
              If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                         AMOUNT


    Klett Lieber Rooney                                     45,683
    Uniscribe Professional Services                         43,261
    Oracle Corporation                                      43,200
    The Segal Company                                       42,080
    Powerplan Consultants, Inc.                             41,500
    Black & Veatch                                          40,000
    Gateway Rehabilitation Center                           39,782
    EASI                                                    39,478
    Dollar Energy Fund                                      38,275
    Risk Advisory                                           35,111
    Skipping Stone                                          34,414
    Maxim Group                                             33,721
    Culver Company, Inc.                                    32,871
    RDA Group                                               32,580
    Ameritech                                               31,500
    Consult USA                                             31,343
    The Palace Printer                                      30,389
    General Electric International                          30,000
    PJM Interconnection, LLC                                30,000
    Manpower, Inc.                                          29,368
    The Mathworks, Inc.                                     29,345
    Engineering Applied Science                             28,493
    BGE                                                     28,151
    Cantor Fitzgerald Broker                                27,123
    Peter Imlay Assoc, LLC                                  27,121
    United Healthcare Insurance Co.                         26,613
    National Economic Resource Assoc.                       26,544
    UUNet                                                   25,137
    Massachusetts Institute                                 25,000
    M Franklin Associates                                   24,900
    West Virginia University                                24,200
    Evelyn H. Krol                                          23,359
    United Parcel Service                                   22,936
    Harding Lawson Associate                                21,500
    Grayboy & Associates                                    21,371
    Employers Service Corporation                           21,055
    Reddy Corporation International                         21,000
    Analytical Automation                                   20,780
    Phoenix Solutions, Inc.                                 20,664
    Coal Utilization Research                               20,000
    General Electric Co.                                    19,837
    Desbrow & Assoc.                                        18,590
    Power Technologies, Inc.                                18,357
    Jana O Sheffer                                          18,230
    American Bank Note Co.                                  18,195
    Edison Electric Institute                               17,923
    Clean Air Capital Market                                17,890
    Morgan Stanley Dean Witter                              17,822
    Pennsylvania Power Co.                                  17,287
    Verio Pennsylvania Remit                                16,960
    Washington Consulting Group                             16,685
    Law Cypress Distribution                                16,452
    American Management                                     16,400
    First Bank-VISA                                         15,924
    Porter Wright Morris                                    15,817
    Professional Service                                    15,786



                                                                         27
    ANNUAL REPORT OF   Allegheny Energy Service Corporation

    For the Year Ended         December 31, 1999

                   OUTSIDE SERVICES EMPLOYED
                          ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
              If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                         AMOUNT


    Donald L. Whipp                                         15,751
    Pricewell                                               15,696
    Justifacts Credential                                   15,393
    Adam Filippo & Assoc.                                   15,000
    Wausau Financial Systems                                14,880
    Telerama                                                14,639
    Eagle Ray Software Systems                              14,514
    Conway Consulting                                       13,164
    Harbinger Corp.                                         13,150
    Productivity Point                                      13,000
    Bruce Piasecki                                          12,915
    Productivity Point                                      12,700
    Thomson Financial Invest                                12,600
    Rec Associates                                          12,500
    Antech Ltd.                                             12,124
    Advance Recruiting Service                              11,984
    Lexecon, Inc.                                           11,838
    PHB Hagler Bailly, Inc.                                 11,757
    William E. Wolford Jr.                                  11,453
    Carol Harris Temporaries                                11,323
    G.E. Armstrong Enterprise                               11,000
    Baker & O'Brien Inc.                                    10,735
    Mountainnet, Inc.                                       10,420
    Potomac, Inc.                                           10,400
    Enterprise for Education                                10,196
    Corporate Restructuring                                 10,093
    Miscellaneous - 264 vendors under $10,000              618,628

                                                         5,241,525

    Total Other Service                                               20,140,751


    TOTAL OUTSIDE SERVICES                                            50,175,831



These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XV, but are distributed among various lines.

          ANNUAL REPORT OF   Allegheny Energy Service Corporation

                   For the Year Ended   December 31, 1999

      EMPLOYEE PENSIONS AND BENEFITS
      ACCOUNT 926

      INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.



                         DESCRIPTION                            AMOUNT

      Employee welfare payments                                  674,461
      Corporate pension plan                                   1,224,000
      Long-term disability                                     1,299,544
      Employee moving expense                                  2,052,860
      Group medical                                           20,360,788
      Group life insurance                                     2,271,276
      Savings plan expense                                     7,110,991
      Employee education assistance                              271,625
      Group dental                                             1,468,776
      Medical salaries & fees                                    423,733
      Postretirement benefits other than pensions              9,796,664
      Supplemental Executive Retirement expense
      News publications & other employee information              63,555
      Meal allowance                                             358,590
      Personal vehicle allowance                               1,318,946
      Benefits allocated functionally                        (14,339,155)
      Payroll additives                                        2,135,167
      Company vehicle allowance                                  207,370
      Ready Response team allowance                               67,150
      Health & Dependent care spending plan                       40,941
      Miscellaneous (2)



                                                    TOTAL     36,807,281

         ANNUAL REPORT OF  Allegheny Energy Service Corporation

                  For the Year Ended  December 31, 1999

    GENERAL ADVERTISING EXPENSES
    ACCOUNT 930.1


    INSTRUCTIONS: Provide a listing of the amount included in Account
                  930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee show separately the name of the payee and the aggregate amount applicable thereto.


                 DESCRIPTION                   NAME OF PAYEE    AMOUNT

         General Advertising:
           Other                      Various                     23,147

                                                                  23,147

         Billboard Advertising:
           Other                      Various                        -

                                                                     -

         Newspaper Advertising:
                                      Hallmark Tassone           182,897
           Other                      Various                        908

                                                                 183,805

         Publications:
           Other                      Various                        395
                                                                     395

         Radio Advertising:
                                      Hallmark Tassone           104,484
           Other                      Various                        -
                                                                 104,484

         Television Advertising:
                                      Hallmark Tassone            10,464
           Other                      Various                        -
                                                                  10,464



                            TOTAL                                322,295

         ANNUAL REPORT OF   Allegheny Energy Service Corporation

                  For the Year Ended   December 31, 1999

                      MISCELLANEOUS GENERAL EXPENSES
                              ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account
               930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.


                       DESCRIPTION                            AMOUNT

    Corporate membership dues                                      48,143
    Directors fees and expenses                                    51,052
    Research & development                                        147,747
    Financial expenses                                          2,363,740
    Customer service public information                           134,545
    Cost of service studies                                       315,902
    Miscellaneous                                                 733,307



                                                   TOTAL        3,794,438

         ANNUAL REPORT OF   Allegheny Energy Service Corporation

                  For the Year Ended   December 31, 1999

                                    RENTS
                                 ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in Account
               931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


                       TYPE OF PROPERTY                        AMOUNT

    Data processing equipment                                  3,913,132
    Microwave and telecommunications equipment                 1,205,065
    Office space                                               2,421,115
    Office space-affiliated                                    3,376,890
    Office furniture and equipment                             3,424,421
    Office furniture and equipment-affiliated                  5,838,050
    Miscellaneous                                                 13,263





                                                      TOTAL   20,191,937

         ANNUAL REPORT OF   Allegheny Energy Service Corporation

                  For the Year Ended   December 31, 1999

                        TAXES OTHER THAN INCOME TAXES
                                  ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes".  Separate the analysis into two groups:
               (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amount thereof. Provide a subtotal for each class of tax.


                       KIND OF TAX                            AMOUNT


    (1) Other than U.S. Government Taxes:

        State unemployment tax                               1,268,606
        Franchise tax                                            7,376
        State gross premium & license                            4,814
        Commercial rent or occupancy tax
        State capitalized taxes                               (473,479)
        General corporation tax                                  3,500
        Payroll taxes                                          676,453
        Local property & municipal license tax                   2,739
        State use tax                                            5,447
        Other
            Total Other than U. S. Government Taxes          1,495,457


    (2) U.S. Government Taxes:

        FICA                                                20,566,306
        FICA capitalized taxes                              (7,694,040)
        Federal unemployment                                   289,497
        Federal unemployment capitalized taxes                (107,624)
            Total U. S. Government Taxes                    13,054,139




                                                     TOTAL  14,549,596

          ANNUAL REPORT OF       Allegheny Energy Service Corporation

                  For the Year Ended       December 31, 1999

                                     DONATIONS
                                   ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account
               426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


     NAME OF RECIPIENT           PURPOSE OF DONATION                AMOUNT


     ORSANCO                         Environmental Stewardship        10,000
     Allegheny Highland's Trail      Environmental Stewardship        15,000
     Regional Trail Corp             Environmental Stewardship         4,000
     Mon/Yough Trail Council         Environmental Stewardship         5,000
     Five Star Trail Chapter         Environmental Stewardship         5,000
     Pennsylvania Cleanways          Environmental Stewardship         6,000
     Friends of the Montour Trail    Environmental Stewardship         7,400
     Accokeek Foundation             Environmental Stewardship        10,000
     Mountain Watershed Association  Environmental Stewardship        10,000
     Westmoreland Conservation Dist. Environmental Stewardship        10,000
     Nature Conservancy of W. VirginiEnvironmental Stewardship         5,300
     The Horticultural Society       Environmental Stewardship        10,000
     Upper St. Clair Envirn.Educ.Ctr.Environmental Stewardship        10,000
     Nature Conservancy-MD/DC Chap.  Environmental Stewardship         5,000
     Shepherd College Environ StudiesEnvironmental Stewardship         5,000
     Affiliated Computer             R&D Activity                      3,567
     Miscellaneous (43)                                               32,562





                                                            TOTAL    153,829

             ANNUAL REPORT OF   Allegheny Energy Service Corporation

                     For the Year Ended   December 31, 1999

                                OTHER DEDUCTIONS
                                 ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account
               426.5, "Other Deductions", classifying such expenses according to their nature.


                   DESCRIPTION              NAME OF PAYEE       AMOUNT


      Tax related penalties                    Various              1,598
      Civic and political action               Various            676,397






                                                     TOTAL        677,994

      ANNUAL REPORT OF   Allegheny Energy Service Corporation

                 For the Year Ended   December 31, 1999

                               SCHEDULE XVIII
                        NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


  None other than those specifically noted on various pages.

         ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART


CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

     PRESIDENT (DELIVERY BUSINESS UNIT)

          VICE PRESIDENT, CUSTOMER AFFAIRS

               DIRECTOR, CUSTOMER SERVICE

               DIRECTOR, MARKETING

               DIRECTOR, COMPETITION PHASE-IN

               DIRECTOR, ENERGY PROCUREMENT

               MANAGER, COMMUNICATIONS (a)

          VICE PRESIDENT, SYSTEM PLANNING & OPERATIONS

               DIRECTOR, ASSET MANAGEMENT

               DIRECTOR, BUSINESS DEVELOPMENT

               DIRECTOR, ENGINEERING & CONSTRUCTION PROJECTS

               DIRECTOR, ENGINEERING SERVICES

               DIRECTOR, SYSTEM OPERATIONS

               DIRECTOR, TECHNOLOGY DEVELOPMENT & SUPPORT (c)

               SENIOR CONSULTANT

          VICE PRESIDENT, CUSTOMER OPERATIONS

               DIRECTOR, OPERATIONS (6)

               DIRECTOR, OPERATIONS SERVICES

               DIRECTOR, OPERATIONS SUPPORT

          DIRECTOR, HUMAN RESOURCES (b)


     PRESIDENT (SUPPLY BUSINESS UNIT)

          VICE PRESIDENT, ENERGY SUPPLY DIVISION

               DIRECTOR, MARKETING SUPPORT

               DIRECTOR, BUDGETS & ACCOUNTING

                                                            36A

         ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART


CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

     PRESIDENT (SUPPLY BUSINESS UNIT) (Continued)

               DIRECTOR, RETAIL DIRECT SALES

               DIRECTOR, RETAIL MASS MARKET

               DIRECTOR, WHOLESALE SALES/OPERATIONS

          VICE PRESIDENT, GENERATION

               DIRECTOR, ASSET MANAGEMENT

               DIRECTOR, ENGINEERING & TECHNICAL SUPPORT

               DIRECTOR, FIELD SERVICES

               DIRECTOR, MARKETING & FUELS

               DIRECTOR, OPERATIONS

          DIRECTOR, PLANNING

          DIRECTOR, HUMAN RESOURCES (b)

          DIRECTOR, INFORMATION MANAGEMENT(c)

     PRESIDENT  (ALLEGHENY VENTURES, INC.)

          VICE PRESIDENT, ALLEGHENY COMMUNICATIONS CONNECT

          DIRECTOR, ALLEGHENY ENERGY SOLUTIONS

     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

          VICE PRESIDENT AND TREASURER

               DIRECTOR, REGULATION & RATES

               MANAGER INVESTOR RELATIONS

               DIRECTOR, CASH MANAGEMENT

               DIRECTOR, CORPORATE FINANCIAL MANAGEMENT

               DIRECTOR, FINANCIAL MANAGEMENT-SUPPLY (d)

          VICE PRESIDENT AND CONTROLLER

               DIRECTOR, FINANCIAL PROCESSING

                                                            36B

          ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER (Continued)

               DIRECTOR, FINANCIAL SOLUTIONS & TECHNOLOGY (c)

               DIRECTOR, FINANCIAL REPORTING & BUDGETING

               DIRECTOR, TAXES

               BUSINESS CONTROLLER-SUPPLY (d)

               BUSINESS CONTROLLER-DELIVERY (e)

          VICE PRESIDENT AND Y2K PROJECT MANAGER

          DIRECTOR, STRATEGIC PLANNING

          DIRECTOR, AUDIT SERVICES


     VICE PRESIDENT (ADMINISTRATION)

          DIRECTOR, CORPORATE COMMUNICATIONS

          DIRECTOR, HR - DELIVERY (f)

          DIRECTOR, HR - SUPPLY (g)

          DIRECTOR, EMPLOYEE RELATIONS & STRATEGIC PARTNERSHIPS

          DIRECTOR, ORGANIZATIONAL DEVELOPMENT & REWARDS

          DIRECTOR, EMPLOYEE SERVICE CENTER (c)

          EXECUTIVE DIRECTOR, INFORMATION SERVICES

               DIRECTOR, PLANNING AND PROJECTS

               DIRECTOR, PRODUCTION

               DIRECTOR, RESOURCE CENTER

          DIRECTOR, PROCUREMENT

          DIRECTOR, SYSTEM SECURITY

                                                                 36C

          ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART


CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

     VICE PRESIDENT, EXTERNAL AFFAIRS

          DIRECTOR, POLICY ANALYSIS

          MANAGER, GOVERNMENTAL COMMUNICATIONS (a)

          VICE PRESIDENT, STATE AFFAIRS

          DIRECTOR, EXTERNAL AFFAIRS PROJECTS

          MANAGER, FEDERAL LEGISLATIVE AFFAIRS

          MANAGER, FEDERAL REGULATORY AFFAIRS


     VICE PRESIDENT AND GENERAL COUNSEL

          DEPUTY GENERAL COUNSEL-SUPPLY (d)

          DEPUTY GENERAL COUNSEL-DELIVERY (e)

          DEPUTY GENERAL COUNSEL-CORPORATE & COMPLIANCE (h)

          CORPORATE SECRETARY





     (a)  Reports directly to Director, Corporate Communications
     (b)  Dotted-line relationship to Vice President, Administration
     (c)  Dotted-line to Executive Director, Information Services
     (d)  Dotted-line relationship to President, Supply
     (e)  Dotted-line relationship to President, Delivery
     (f)  Reports directly to President, Delivery
     (g)  Reports directly to President, Supply
     (h)  Dotted-line relationship to President, Allegheny Ventures

      Annual Report of ALLEGHENY ENERGY SERVICE CORPORATION

                   1999 METHODS OF ALLOCATION


Costs of Rendering Services:

1. The costs of rendering services by AESC include all costs of doing business including interest on debt but excluding a return for the use of AESC's initial equity capital of $50,000.

2. (a) AESC maintains a separate record of the expenses for each department. These expenses include expenses that are directly attributable to the department, and an appropriate portion of those expenses that are not directly attributable to the department but which are necessary to its operation.

         (b) The aggregate of these expenses will be referred to hereinafter as "Departmental Expenses," and such expenses consist of salaries of officers and other employees, employee welfare expenses (i.e., social security taxes, life insurance, pensions, post-retirement benefits (other than pension), medical, dental, and other welfare expenses), expenses of training and development of AESC employees, rents, dues and memberships, and all other expenses attributable to, or necessary to the operation of, the department.

         (c) Departmental Expenses do not include:

                (i) Those incremental out-of-pocket expenses that are incurred for the direct benefit and convenience of a particular Client Company or a group of Client Companies and are to be charged solely to such Client Company or group of Client Companies and;

                (ii)   AESC  Overhead  Expenses.    Such
             expenses include, among others, costs of maintaining the corporate existence of AESC, taxes, and other expenses, such as outside auditing and legal fees.

3. (a) Employees in each department are divided into two groups:

                (i) Employees directly engaged in rendering services to Client Companies or to AESC.

                (ii) Secretaries, clerical, office service and other employees, who are not engaged directly in rendering services to Client Companies or to AESC.

                                                            37A


      Annual Report of ALLEGHENY POWER SERVICE CORPORATION

                      METHODS OF ALLOCATION


         (b) Employees directly engaged in rendering services to Client Companies or to AESC maintain records showing time employed in rendering services, nature of services rendered, and identity of companies or groups of companies served. Support staff expenses are billed based on the billings of employees directly engaged in rendering services for the respective department.

Allocation Factors

4.   (a)  Delivery and Supply Allocation Factor

               (i)     Departmental and incremental out-
             of-pocket expenses expended for a group  of
             Operating Companies are allocated  to  each
             Operating Company in the group based on the
             ratio  that the Allocation Factor  of  such
             Operating     Company,    determined     as
             hereinafter provided, bears to the total of the Allocation Factors of all the Operating
             Companies in such group.

               (ii) The Allocation Factor applicable  to
             an Operating Company during any year is the average of the quotients of:

                      (1)   The  total expenses of such Operating
                 Company (excluding costs of power purchased from other utilities and fuel costs) charged to Operating and Maintenance Expense Accounts under the Uniform System of Accounts prescribed for Public Utilities and Licensees subject to the provisions of the Federal Power Act for the same three-year period divided by the total of such expenses of all Operating Companies for the same period;

                      (2)  The total number of kwhs sold by such
                 Operating Company to regular customers (excluding other Operating Companies) during the same three-year period divided by the total number of kwhs so sold by all Operating Companies during the three years; and

                                                            37B


      Annual Report of ALLEGHENY POWER SERVICE CORPORATION

                      METHODS OF ALLOCATION


                      (3) The sum of the total amounts of electric plant in service on the books of such Operating Company (less reserves for depreciation and amortization) at the close of each of the three years immediately preceding the current year divided by the sum of the total amounts of electric plant in service (less reserves for depreciation and amortization) on the books of all Operating Companies at the close of each of such three years.

                      (4)  If the use of the aforesaid bases of
                 allocation results in inequity, the bases of allocation are adjusted so as to effect a more equitable distribution of group service charges based upon more appropriate functional relationships between the services rendered and the allocation formula employed.


     (b)  Delivery Allocation Factor

               (i)     Departmental and incremental out-
             of-pocket expenses expended for a group  of
             Operating Companies are allocated  to  each
             Operating Company in the group based on the
             ratio  that the Allocation Factor  of  such
             Operating     Company,    determined     as
             hereinafter provided, bears to the total of the Allocation Factors of all the Operating
             Companies in such group.

               (ii) The Allocation Factor applicable  to
             an Operating Company during any year is the average of the quotients of:

                      (1)   The  total expenses of such Operating
                 Company (excluding costs of power purchased from other utilities and fuel costs) charged to Operating and Maintenance, Transmission and
                 Distribution, Expense Accounts under the Uniform System of Accounts prescribed for Public Utilities and Licensees subject to the provisions of the Federal Power Act for the same three-year period divided by the total of such expenses of all Operating Companies for the same period;

                      (2)  The total number of kwhs sold by such
                 Operating Company to regular customers (excluding other Operating Companies) during the same three-year period divided by the total number of kwhs so sold by all Operating Companies during the three years; and

                                                            37C


       Annual Report of ALLEGHENY POWER SERVICE CORPORATION

                      METHODS OF ALLOCATION


               (3)  The sum of the total amounts of electric plant; related to transmission and distribution, in service on the books of such Operating Company (less reserves for depreciation and amortization) at the close of each of the three years immediately preceding the current year divided by the sum of the total amounts of electric plant in service (less reserves for depreciation and amortization) on the books of all Operating Companies at the close of each of such three years.

               (4)  If the use of the aforesaid bases of allocation results in inequity, the bases of allocation are adjusted so as to effect a more equitable distribution of group service charges based upon more appropriate functional relationships between the services rendered and the allocation formula employed.

     (c) All System Companies Allocation Factor

         (i) Departmental and incremental out-of-pocket expenses expended for a group which includes all AE system companies (excluding
             AESC) are allocated among the Client Companies on the basis of the average of the prior three years' direct costs charged by AESC to each Client Company.

     (d)  Power Station Allocation Factor

         (i) The Allocation Factor applicable to AESC employees who provide services to Client Companies' Power Stations during any year is based upon the generating capacity of each power station divided by the System total generating capacity. One additional summary level allocation factor will be derived from the Power Station allocation Factor to allocate the costs to the specific Supply companies instead of allocating the costs down to the specific power stations. This will be based on the ownership of the stations, including the ownership percentages for the joint stations.

                                                            37D


       Annual Report of ALLEGHENY POWER SERVICE CORPORATION

                      METHODS OF ALLOCATION


     (e)     AESC Corporate Allocation Factor

                  (i)    Overhead Expenses (as defined in Section
             2.(c)(ii)  above) and cost of services  rendered  to
             AESC are distributed among Client Companies in direct proportion to the amounts of Departmental Expenses charged to or allocated to such companies, as described in Sections 5.(a)(b)(c) above, respectively.

     (f)     Direct Assignment Allocation Factor

                  (i) This applies to other allocations that are 100% assigned to a specific company or station.

5. The total cost of a particular service rendered to a specified Client Company is the sum of the Departmental
    Expenses, Overhead Expenses, cost of services rendered to AESC, and incremental Out-of-Pocket Expenses which are applicable to such Company in respect of such service.

6. The total cost of a particular service rendered to a specific group of Client Companies is the sum of the amounts of the Departmental Expenses, Overhead Expenses, costs of services rendered to AESC, and incremental Out-of-Pocket Expenses which are applicable to such group of companies in respect of such service.

7. Whenever the charges to individual Customer Companies for services rendered are based upon estimates of AESC's costs, such service charges are adjusted to actual cost at the end of each year, as required by the terms of Rule 90(a)(2) promulgated under the 1935 Act.

     ANNUAL REPORT OF  Allegheny Power Service Corporation


   ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



          None.

        ANNUAL REPORT OF Allegheny Power Service Corporation




                          SIGNATURE CLAUSE


                Pursuant  to the requirements of the Public  Utility

    Holding  Company  Act of 1935 and the rules and  regulations  of the  Securities  and Exchange Commission issued thereunder,  the undersigned company has duly caused this report to be signed  on

    its   behalf   by   the  undersigned  officer   thereunto   duly

    authorized.




                            Allegheny Energy Service Corporation
                                  (Name of Reporting Company)

                            By:  /s/ Thomas J. Kloc
                               (Signature of Signing Officer)




                                Thomas J. Kloc, VP & Controller
                       (Printed Name and Title of Signing Officer)


                       Date:  April 7, 1999